Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
nLIGHT, Inc.:

We consent to the use of our report incorporated by reference. Our report refers to a change in the method of accounting for revenue from contracts with customers as of January 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) and related amendments.

/s/ KPMG LLP

Portland, Oregon
March 9, 2020